SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (“Agreement”) is made this 31st day of August, 2005, between:

eFoodSafety.com, Inc.,

a Nevada corporation (“EFSF” or “Purchaser”)

and

Dr. Richard Goldfarb,

an individual residing in Pennsylvania (“Dr. Goldfarb or “Seller”).

WHEREAS, Purchaser is a Nevada corporation whose shares of common stock are registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, which is subject to the annual and periodic reporting requirements of that Act, and whose shares of common stock are quoted and traded from time to time on the OTC Bulletin Board under the trading symbol “EFSF”

WHEREAS, since its incorporation and through the date hereof a substantial part of the business of Purchaser has been dedicated to improving food and health conditions through innovative technologies;

WHEREAS, Seller owns all of the issued and outstanding shares of common stock of MedElite, Inc., a Texas corporation (“MedElite”), which owns the exclusive United States distribution rights to Talsyn CI/bid (“Talsyn”), a scar reduction cream marketed to and sold only through physicians;

WHEREAS, Purchaser desires to acquire all of the issued and outstanding shares of MedElite common stock from Seller and Seller desires to sell all such shares to Purchaser, on the terms and conditions of this Agreement (“Acquisition”);

WHEREAS, it is contemplated that in the Acquisition ten million (10,000,000) EFSF shares shall be issued by Purchaser to Dr. Goldfarb in exchange for all of the issued and outstanding shares of MedElite stock owned by him, in a tax free exchange pursuant to Section 368 of the Internal Revenue Code, and such EFSF shares shall be subject to the lock-up agreement set forth in Section 4 of this Agreement;

WHEREAS, simultaneously with the Closing, Dr. Goldfarb shall be appointed President of MedElite, to serve in that position so long as MedElite is owned by EFSF unless he is terminated for cause, as provided in the Nevada Revised Statutes, and EFSF shall use its best efforts to nominate and elect Dr. Goldfarb a director of EFSF for each of the next three years;

WHEREAS, the parties to this Agreement acknowledge and agree that they shall deliver all documents and certificates required to be delivered by this Agreement, prior to or at the Closing;

NOW, THEREFORE, in consideration of the mutual agreements recited herein, the parties hereto hereby agree as follows:

Section 2

Seller’s Representations, Warranties and Covenants

2.1	Representations, Warranties and Covenants of Seller

To induce the Purchaser to enter into this Agreement, the Seller represents, warrants and covenants to and in favor of the Purchaser now and at the Closing Date as provided in this Section 2 in respect of MedElite and other matters.

2.2	Purchased Shares

The Seller beneficially owns the MedElite shares and at the Closing Date, such shares shall be free of all mortgages, charges, liens and other encumbrances and no person, firm or corporation has or shall have any agreement or option or right capable of becoming an agreement for the purchase from the Seller of any of the MedElite shares except as provided herein, and the Seller is and will be entitled to sell and assign the MedElite shares as provided in this Agreement.

2.3	Representations and Covenants of Dr. Goldfarb

Dr. Goldfarb shall use his best efforts to: promote an market Talsyn in the United States; to obtain the European and Asian distribution rights to Talsyn; to promote and market products of Knock-Out Technologies, Ltd. (“Knock-Out”), a subsidiary of EFSF, to the United States government and other prospective customers; and to conduct human clinical trials for products of Knock-Out at Bucks County Clinical Research Inc., at cost. Dr. Goldfarb contemplates MedElite’s receiving orders for Talysn within 30 days of the Closing Date.

Dr. Goldfarb acknowledges that the EFSF shares issued and to be issued pursuant to this Agreement have not been registered under the Securities Act of 1933 and may not be offered, sold or otherwise disposed of for value unless so registered or an exemption from such registration is available. Dr. Goldfarb also acknowledges that the certificates evidencing such shares shall bear a customary restrictive transfer legend and shall be subject to stop-transfer.

Dr. Goldfarb also acknowledges that shares of EFSF common stock are registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, that EFSF is subject to the annual and periodic reporting requirements of that Act and that he has evaluated EFSF and the EFSF shares issued and to be issued pursuant to this Agreement solely in reliance upon the annual and periodic reports filed by EFSF with the Securities and Exchange Commission and that he has not relied upon any information or representation made by any person, orally or in writing.

2.4	Representations, Warranties and Covenants True on Closing Date

All representations and warranties contained in this Section 2 shall be true on and as of the Closing Date with the same effect as if made on and as of such date except due to changes in circumstances between the date hereof and the Time of Closing of which the Seller shall have advised the Purchaser in writing at or before the Time of Closing.

2.5	Representations, Warranties and Covenants Surviving Closing Date

The representations, warranties and covenants of the Vendor contained in Section 2 hereof, shall survive the Closing Date and notwithstanding the closing of the transaction herein provided for, shall continue in full force and effect for a period of one (1) year from the Time of Closing.

SECTION 3

Purchaser’s Representations and Warranties

3.1	Representations, Warranties and Covenants

To induce the Seller to enter into this Agreement, the Purchaser represents, warrants and covenants to and in favor of the Seller now and at the Closing Date as provided in this Section 3.

3.2	Execution and Delivery of Agreement

The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby do not constitute a breach or a default under the terms of any agreement to which the Purchaser is a party or by which it is bound, and upon closing will be duly and validly authorized by all necessary action and will be legally binding upon the Purchaser in accordance with its terms.

3.3	Documents and Information

Until immediately after the Time of Closing, all documents and information received by the Purchaser from the Seller concerning MedElite, of from his/its auditors or solicitors, shall be treated by the Purchaser as confidential information and will not be disclosed to others by the Purchaser, except to its solicitors, auditors and bankers.

3.4	Further Representation and Warranty by Purchaser as to MedElite

Purchaser acknowledges that it has evaluated the business operations and prospects of MedElite with information and documents provided by Seller and in reliance upon such information and documents. Purchaser also acknowledges that the MedElite shares have not been registered under the Securities Act of 1933 and may not be offered, sold or otherwise disposed of for value unless so registered or an exemption from such registration is available.

3.5	Representations, Warranties and Covenants True on Closing Date

All representations and warranties contained in this Section 3 shall be true on and as of the Closing Date with the same effect as if made on and as of such date except due to changes in circumstances between the date hereof and the Time of Closing of which the Purchaser shall have advised the Seller in writing at or before the Time of Closing.

3.6	Representations, Warranties and Covenants Surviving Closing Date

The representations, warranties and covenants of the Purchaser contained in Section 3 hereof, shall survive the Closing Date and notwithstanding the closing of the transaction herein provided for, shall continue in full force and effect for a period of one (1) year from the Time of Closing.

SECTION 4

Purchase of Shares

4.1	Purchase Price for Purchased Shares

Based upon the representations, warranties, undertakings and covenants set forth in Sections 2 and 3, the Purchaser shall purchase from the Seller and the Seller shall sell to the Purchaser all of the issued and outstanding MedElite shares for an aggregate purchase price of ten million (10,000,000) EFSF shares and other good and valuable consideration, described below, the receipt and sufficiency of which is hereby acknowledged as received and agreed to by the Seller.

4.2	Delivery of Shares

Subject to the fulfillment of all the terms and conditions hereof (unless waived as herein provided), at the Time of Closing: the Seller shall deliver to the Purchaser a certificate or certificates representing all of the issued and outstanding MedElite shares, duly endorsed in blank for transfer, and/or will cause the transfer of such shares to be duly and regularly recorded on the books of MedElite in the name of the Purchaser and/or cause a new certificate issued in the Purchaser’s name to be delivered at the time of Closing or earlier;

and the Purchaser shall deliver to the Seller a certificate representing ten million (10,000,000) EFSF shares duly recorded on the books of EFSF in the Seller’s name. The EFSF shares delivered shall be “restricted securities,” as defined in Rule 144(a) of the Securities Act of 1933 and may not be offered or sold without compliance with the registration requirements of that Act of an available exemption from registration.

Eight million eight hundred thousand (8,800,000) of such ten million shares shall be subject to a lock-up period of twenty-four (24) months from the Closing Date, with the remaining one million two hundred (1,200,000) shares eligible for resale pursuant to the terms and conditions of Rule 144 at a monthly rate not to exceed one hundred thousand (100,000) shares. Dr. Goldfarb may transfer any of the ten million shares to any person (individual or entity), provided the Board of Directors of EFSF consents in writing to such transfer and further provided that the transferee agrees in writing to the terms and conditions of the lock-up.

4.3	Other Consideration for Dr. Goldfarb

Dr. Goldfarb shall receive from MedElite the greater of an annual salary of $150,000 the annual gross for each of the first three years, payable monthly, or 2% of the annual gross sales of MedElite, payable quarterly within 30 days of the close of each quarter. Dr. Goldfarb also shall receive a monthly automobile allowance of $600 and full health insurance benefits for himself and his family. In the event that the annual net profits (after taxes, interest and amortization) of MedElite after the fiscal year ending December 31, 2006 are not sufficient to pay Dr. Goldfarb the annual salary, monthly automobile allowance and health insurance benefits during the either of the fiscal years ending December 31, 2007 and 2008, then in lieu thereof he shall receive in that fiscal year all of the net profits of MedElite.

Dr. Goldfarb shall be eligible to receive a bonus of up to five million (5,000,000) EFSF shares in the event he secures orders from the United States government for Knock-Out products, as follows: five hundred thousand (500,000) shares for each one million dollars ($1,000,000) in gross sales during the period from August 1, 2005 to December 31, 2008. The first one million two hundred thousand (1,200,000) of any such bonus shares shall be eligible for sale pursuant to the terms and conditions of Rule 144 at a monthly rate of one hundred thousand (100,000) shares and any additional bonus shares shall be eligible for sale pursuant to Rule 144 after a holding period of twenty-four (24) months.

Dr. Goldfarb also shall be eligible to receive a bonus of additional EFSF shares in the event MedElite achieves of the following sales/revenue milestones - one million two hundred fifty thousand (1,250,000) shares for each of: (a) gross sales of $10,000,000 during the period from August 1, 2005 to December 31, 2006, (b) $4,000,000 in net profit after taxes, interest and amortization during that period, (c) gross sales of $20,000,000 during the period from January 1, 2007 to December 31, 2007, and (d) $6,000,000 in net profit after taxes, interest and amortization during the period from January 1, 2007 to December 31, 2007, with any or all of such additional bonus shares eligible for sale pursuant to Rule 144..

SECTION 5

Other Terms and Conditions

EFSF shall offer and sell its common stock in a private offering to raise $200,000 in connection with Acquisition. Such funds shall be placed in a separate and segregated MedElite account too be used solely for MedElite operations, including salaries, advertising, marketing and the like.

SECTION 6

6.1	Governing Law

This Agreement shall be construed in accordance with the laws of Nevada, without regard to conflicts of law.

6.2	Counterparts

The Agreement may be executed in several counterparts bearing original or facsimile signatures, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date as of the date above written.

6.3	Notices

Any notice of other instrument required or permitted to be given under the provisions of this Agreement shall be in writing and may be given by mailing the same, postage prepaid, or by personal or facsimile delivery addressed to:

eFoodSafety.com, Inc.

7702 East Camelback Road, Ste. 300

Scottsdale, AZ 85258

Attention: Patricia Ross-Gruden, President

Facsimile: (480) 348-3999

Dr. Richard Goldfarb

MedElite, Inc.

304 Diamond Drive

Newtown, PA 18940

Facsimile: (267) 364-5011

6.4	Entire Agreement; No Third-Party Beneficiaries; Rights of Ownership

This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between or among the parties with respect to the subject matter hereof, and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

6.5	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party and any such assignment that is not so consented to shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

6.6	Enforcement

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court located in the State of Nevada, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal or state court located in the State of Nevada in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

[Intentionally Left Blank – Signatures on Next Page]

IN WITNESS WHEREOF this Agreement has been executed by the parties.

eFoodSafety.com, Inc.

By: /s/ Patricia Ross-Gruden

Patricia Ross-Gruden, President

Dr. Richard Goldfarb

/s/ Dr. Richard Goldfarb